SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 9, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	3208S	March 5, 2007

07021899

SUPPL

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

dlw 3/20

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

03/05/07 07:12 AM

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:3208S
Elementis PLC
05 March 2007

Elementis PLC
5 March 2007

Elementis plc ("the Company")

The Company announces that it was notified on 2 March 2007 under Section 198 of the Companies Act 1985 that as at 1 March 2007 Silchester International Investors Limited was interested in 20,822,502 Ordinary Shares of 5p each in the Company. These holdings represent 4.71% of the issued Ordinary Share capital of the Company as at 1 March 2007.

Kathryn Silverwood
Company Secretary
5 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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